Exhibit to Item 77D


Effective October 4, 2010, the Metropolitan West Funds
(the "Trust") adopted the following non-fundamental investment restriction, which may be changed without shareholder approval, in addition to the Trust's existing non-fundamental investment policies discussed in the Statement of Additional Information:

No Fund may invest in securities of registered open-end investment companies or unit investment trusts in reliance on Sections 12(d)(1)(F) or
(G) of the Investment Company Act of 1940, as amended, or any successor provisions.

Effective on February 25, 2011, the Principal Investment
Strategies of the Metropolitan West Low Duration Bond
Fund and Metropolitan West Strategic Income Fund were revised to increase the percentage limit of below-investment grade debt securities in which each Fund is permitted to invest, as follows:

Fund                     Old Limit    New Limit
Low Duration Bond Fund     10%          20%
Strategic Income Fund      25%          50%